Exhibit (a)(1)(L)
For Release 8:59 a.m. Eastern Time, June 23, 2006
CUMULUS MEDIA INC. ANNOUNCES
FINAL RESULTS OF DUTCH AUCTION TENDER OFFER
Cumulus Will Also Repurchase 5.0 Million Shares of Class B Common Stock from
Affiliates of Bank of America Corporation at the Tender Offer Purchase Price
     Atlanta, Georgia – June 23, 2006 – Cumulus Media Inc. (NASDAQ: CMLS) announced today the final results of its modified “Dutch auction” tender offer which expired at midnight, New York City Time, on June 14, 2006. In the tender offer, Cumulus offered to purchase for cash up to 11,500,000 million shares of its Class A Common Stock at a per share purchase price not less than $11.00 nor greater than $12.50.
     Cumulus has accepted for purchase 11,500,000 shares at the per share purchase price of $11.50 per share, for a total price of approximately $132.3 million, in accordance with the terms and conditions of the tender offer. A final count by Computershare Trust Company of New York, the depositary for the tender offer, indicates that 15,345,112 shares of Class A Common Stock were validly tendered and not validly withdrawn at prices at or below the purchase price. Because the number of shares validly tendered at or below the purchase price exceeded the number of shares that Cumulus offered to purchase, the resulting proration factor is 74.93% of the shares tendered, other than the 14,423 “odd-lot” shares validly tendered at or below the purchase price, which, in accordance with the terms of the tender offer, will be purchased prior to proration.
     The depositary will promptly issue payment for the shares validly tendered and accepted under the tender offer. Any shares validly tendered and not purchased due to proration, conditional tenders or shares tendered at a price above the per share purchase price will be returned promptly to the tendering stockholders.
     The shares accepted for purchase represent approximately 24.1% of Cumulus’ 47,697,508 shares of Class A Common Stock issued and outstanding as of May 9, 2006. As a result of the completion of the tender offer, immediately following the purchase of the tendered shares, Cumulus expects that approximately 36.2 million shares of Class A Common Stock will be issued and outstanding.
     Additionally, on June 29, 2006, Cumulus expects to repurchase 5,000,000 shares of its Class B Common Stock from BA Capital Company, L.P. (“BA Capital”) and Banc of America Capital Investors SBIC, L.P. (“BACI”) at the per share purchase price established in the tender offer of $11.50 per share. Cumulus previously announced the entry into a stock purchase agreement to purchase those shares of Class B Common Stock at the purchase price established in the tender offer.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of the Company’s common stock.
     Certain statements in this release, including statements regarding the anticipated purchase of shares by Cumulus from its stockholders (including BACI and BA Capital), the estimated fully diluted share count, and other statements, other than recitation of historical facts, are “forward-looking” statements, which are statements that relate to the Company’s future plans, revenues, station operating income, earnings, objectives, expectations, performance, and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements, due to various risks, uncertainties or other factors. These factors include competition within the radio broadcasting industry, advertising demand in the Company’s markets, the possibility that advertisers may cancel or postpone schedules in response to national or world events, competition for audience share, the Company’s success in executing and integrating acquisitions, the Company’s ability to generate sufficient cash flow to meet its debt service obligations and finance operations, and other risk factors described from time to time in Cumulus Media Inc.’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2005. Cumulus Media Inc. assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.
     Cumulus Media Inc. is the second-largest radio company in the United States based on station count. Giving effect to the completion of all pending acquisitions and divestitures, Cumulus Media, directly and through its investment in Cumulus Media Partners, will own or operate 345 radio stations in 67 U.S. media markets. The Company’s headquarters are in Atlanta, Georgia, and its web site is www.cumulus.com. Cumulus Media Inc. shares of Class A Common Stock are traded on the NASDAQ National Market under the symbol CMLS.
     All inquires regarding the tender offer should be directed to the information agent, MacKenzie Partners, Inc., by calling (800) 322-2885.
     For additional information about Cumulus, contact: Marty Gausvik, Cumulus Media Inc. (404) 949-0700.